Subject to Completion

Preliminary Pricing Supplement dated July 28, 2008

PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To general prospectus supplement and prospectus,	Registration No. 333-132911
each dated March 31, 2006)

310,000,000 Shares

Merrill Lynch & Co., Inc.

Common Stock

We are offering 310,000,000 shares of our common stock, par value $1.33 1/3 per share. The shares trade on the New York Stock Exchange under the symbol “MER.” On July 25, 2008, the last sale price of the shares as reported on the New York Stock Exchange was $27.52 per share.

An affiliate of Temasek Holdings (Private) Limited, our largest shareholder, has committed to purchase $3.4 billion of common stock in this offering at the public offering price, a portion of which is subject to regulatory approvals. This affiliate of Temasek Holdings has agreed to acquire incremental shares resulting in an ownership interest in us of approximately 9.99% on the anticipated closing date of this offering, and the remaining portion of its purchase commitment is to close if and when certain regulatory approvals are obtained. We cannot assure you that these approvals will be obtained. This affiliate is entitled to receive $2.5 billion in satisfaction of obligations under price reset features that adjusted the original investment purchase price associated with Temasek Holdings’ initial investment in us and eliminated this reset provision for the future. This amount will offset the affiliate’s commitment to acquire $3.4 billion of our common stock in the offering, with the remaining $900 million to come from new funds they provide. In addition, our executive management expects to purchase 750,000 shares of common stock in this offering.

Investing in our common stock involves risks that are described in the “Risk Factors ” section beginning on page PS-7 of this pricing supplement.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated, the underwriter in this offering, may also purchase up to an additional 46,500,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this pricing supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying general prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Except for any shares to be delivered to the Temasek Holdings affiliate after receipt of regulatory approvals, the shares will be ready for delivery on or about August     , 2008.

Merrill Lynch & Co.

The date of this pricing supplement is July     , 2008.

General Prospectus Supplement

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

References in this pricing supplement to “ML&Co.,” “we,” “us” and “our” are to Merrill Lynch & Co., Inc.

References in this pricing supplement to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Our pricing supplement will be referred to herein as the “pricing supplement.” You should rely only on the information contained or incorporated by reference in the pricing supplement and the accompanying general prospectus supplement and prospectus. Neither ML&Co. nor the underwriter has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither ML&Co. nor the underwriter is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this pricing supplement or the accompanying general prospectus supplement or prospectus is accurate only as of their respective dates.

FORWARD-LOOKING STATEMENTS

This pricing supplement, the accompanying general prospectus supplement and prospectus and the information incorporated by reference in them include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on ML&Co.’s management’s beliefs and assumptions and on information currently available to ML&Co.’s management. Forward-looking statements include information concerning ML&Co.’s possible or assumed future results of operations and statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, those discussed elsewhere in this pricing supplement, the accompanying general prospectus supplement and prospectus and the documents incorporated by reference in them. You should not put undue reliance on any forward-looking statements. ML&Co. does not have any intention or obligation to update forward-looking statements after the date of this pricing supplement.

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MERRILL LYNCH & CO., INC.

ML&Co. is one of the world’s leading wealth management, capital markets and advisory companies, with offices in 40 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. ML&Co. owns approximately half of BlackRock, one of the world’s largest publicly traded investment management firms, with $1.4 trillion in assets under management at June 30, 2008.

ML&Co.’s principal office is located at 4 World Financial Center, New York, NY 10080, and its telephone number is (212) 449-1000.

Recent Developments

On July 17, 2008, we reported preliminary financial results for the second quarter and first half of 2008. In addition, we announced the following:

•	completion of the sale of our 20% ownership interest in Bloomberg, L.P. to Bloomberg Inc.; and

•	execution of a non-binding letter of intent to sell a controlling interest in our subsidiary Financial Data Services, Inc.

For more information on our preliminary financial results for the second quarter and first half of 2008, including write-downs and credit valuation adjustments recognized through the income statement or through other comprehensive income/(loss), as well as these other developments, see our Current Report on Form 8-K dated July 17, 2008, available at http://www.sec.gov/Archives/edgar/data/65100/000115752308005603/0001157523-08-005603-index.htm, which is incorporated by reference in this pricing supplement.

On July 28, 2008, we reported the following transactions:

•

agreement to sell $30.6 billion notional value of U.S. super senior ABS Collateralized Debt Obligations (with a carrying value of $11.1 billion) to an affiliate of Lone Star US Acquisitions LLC for a purchase price of $6.7 billion;

•	termination of certain monoline hedges and other related settlement negotiations;

•

commitment by an affiliate of Temasek Holdings to purchase $3.4 billion of common stock in this offering at the public offering price, a portion of which is subject to regulatory approvals, and the related payment to such affiliate of $2.5 billion in cash to satisfy our obligations under price reset features that adjusted the original investment purchase price associated with Temasek Holdings’ initial investment in us and eliminated this reset provision for the future; the affiliate has contractually agreed to invest the $2.5 billion in this offering;

•

agreement by holders of $5.4 billion of the $6.6 billion of our outstanding mandatory convertible preferred stock to exchange their outstanding securities for approximately 195 million shares of common stock, plus accrued dividends payable in cash or stock at the option of the holder; and

•

agreement by the holder of the remaining $1.2 billion of outstanding mandatory convertible preferred stock to exchange its securities for new mandatory convertible preferred stock with a reference price of $33.00.

For more information on these transactions, including certain pro forma financial information that gives effect to these transactions and certain other transactions, see our press release dated July 28, 2008, which appears as Annex A to this pricing supplement.

THE OFFERING

Common stock offered by ML&Co.	310,000,000 shares

Overallotment option	46,500,000 shares

Shares outstanding after the offering 1, 2	1,293,070,268 shares (1,339,570,268 shares assuming full exercise of overallotment option), without giving effect to the agreed exchanges of our mandatory convertible preferred stock and based on the number of shares outstanding as of June 27, 2008

1,488,126,955 shares (1,534,626,955 shares assuming full exercise of overallotment option), after giving effect to the agreed exchanges of our mandatory convertible preferred stock (excluding accrued and unpaid dividends payable in stock or cash at the investor’s option) and based on the number of shares outstanding as of June 27, 2008

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $5.8 billion (or $7.06 billion if the overallotment option is exercised in full). We intend to use these net proceeds to strengthen our capital base and for general corporate purposes.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this pricing supplement and the accompanying general prospectus supplement and prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

NYSE symbol	MER

1	These numbers do not include 2,484,974 shares of exchangeable shares outstanding as of June 27, 2008 which were issued by Merrill Lynch & Co., Canada Ltd. in connection with the merger with Midland Walwyn Inc. The exchangeable shares are exchangeable at any time into our common stock on a one-for-one basis and entitle holders to dividend, voting, and other rights equivalent to the common stock.
2	Assumes the affiliate of Temasek Holdings receives all required regulatory approvals to complete its purchase commitment in this offering.

RISK FACTORS

An investment in our common stock is subject to certain risks. The following is a list of certain of the risks involved in investing in our common stock. You should carefully consider the more detailed explanation of risks described in the “Risk Factors” section in the Annual Report on Form 10-K for the year ended December 28, 2007, as well as other information included or incorporated by reference into this pricing supplement or the accompanying general prospectus supplement and prospectus, including our financial statements and the notes thereto, and our Current Reports on Form 8-K dated the July 17, 2008 and July 28, 2008, before making an investment decision.

Risks Relating to Our Common Stock

Our share price will fluctuate.

The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects, or regarding this offering and the transactions announced in connection with this offering. Such risks may be affected by:

•	variations in our operating results or the quality or liquidity of our assets;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	developments in our business or in the financial sector generally;

•	regulatory changes affecting our operations;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•

changes in the credit, mortgage and real estate markets, the markets for securities relating to mortgages, real estate or acquisition financing or developments with respect to financial institutions generally; and

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, stock, commodity or asset valuations or volatility.

Stock markets, in general, and our common stock, in particular, have in recent years experienced significant price and volume fluctuations that have affected the market prices for securities, and the market price of our common stock may continue to be subject to similar market fluctuations which may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting—No Sales of Similar Securities”, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or preferred stock or similar securities in the market after this offering, or the perception that such sales could occur. The issuance of additional common stock or conversion of convertible preferred stock will dilute the ownership interest of our existing common stockholders.

Anti-takeover provisions could negatively impact our stockholders.

Provisions of Delaware law and of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. For example, we are subject to Section 203 of the Delaware General Corporation Law, which would make it more difficult for another party to acquire us without the approval of our board of directors. Additionally, our certificate of incorporation authorizes our board of directors to issue preferred stock, which could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders.

USE OF PROCEEDS

We estimate our net proceeds from this offering to be approximately $5.8 billion ($7.06 billion if the overallotment option is exercised in full), based on an assumed public offering price of $27.52 per share, after deducting underwriting commissions and expenses, as well as the $2.5 billion we have agreed to pay to an affiliate of Temasek Holdings in satisfaction of obligations under price reset features associated with Temasek Holdings’ initial investment in us and to eliminate this reset provision for the future; the affiliate has contractually agreed to invest the $2.5 billion in this offering. We have also assumed that the affiliate of Temasek Holdings will provide net new funds of $900 million in this offering, subject to their receipt of certain regulatory approvals, which we expect will be obtained following the closing of the remainder of this offering. To the extent that their purchase commitment cannot be completed, we would receive less than the assumed proceeds from them.

We intend to use the net proceeds from the sale of our common stock to strengthen our capital base and for general corporate purposes. Our general corporate purposes may include financing the activities of our subsidiaries, financing our assets and those of our subsidiaries, lengthening the average maturity of our borrowings and financing acquisitions. Until we use the net proceeds for general corporate purposes, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our growth, through acquisitions or otherwise, or to lengthen the average maturity of our borrowings. To the extent that securities being purchased for resale by our subsidiary MLPF&S are not resold, the aggregate proceeds that we receive on a consolidated basis would be reduced.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

This is a general discussion of certain United States federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased in this offering by a beneficial owner that, for United States federal income tax purposes, is a “Non-United States Holder” (as defined below). It does not address all aspects of United States federal taxation that may be relevant to a Non-United States Holder in light of such Non-United States Holder’s specific investment or tax circumstances and does not address any United States federal estate (other than to the limited extent set forth below) or gift tax consequences or any state, local or foreign tax consequences of the acquisition, ownership or disposition of our common stock or any tax consequences arising under any applicable income tax treaty. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates (possibly with retroactive effect), or possible differing interpretations. It deals only with shares of our common stock held as capital assets and does not purport to deal with persons in special tax situations, such as banks, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to mark to market their securities holdings, persons subject to the alternative minimum tax, entities classified as partnerships, controlled foreign corporations or passive foreign investment companies for United States federal income tax purposes, pass-through entities, certain former citizens or long-term residents of the United States subject to tax as expatriates, persons holding our common stock through a “hybrid entity,” or persons holding our common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “wash sale,” “hedging,” “conversion,” “constructive sale,” or “integrated” transaction for tax purposes, or any person that actually or constructively owns five percent or more of our capital stock. If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding our common stock should consult their own tax advisors. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used in this pricing supplement, the term “Non-United States Holder” means a beneficial owner of our common stock that is for United States federal income tax purposes: (1) a nonresident alien individual (other than certain former citizens or long-term residents of the United States subject to tax as expatriates), (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) other than a corporation that is created in or organized under the laws of the United States, any State thereof or the District of Columbia, (3) an estate other than an estate the income of which is subject to United States federal income tax regardless of its source, or (4) a trust other than a trust (i) that is subject to the primary supervision of a court within the United States and that has one or more United States persons having the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect to be treated as a United States person.

Distributions

Distributions of cash or property that we pay with respect to our common stock (other than certain distributions of shares of our stock) will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles). A Non-United States Holder will generally be subject to withholding of United States federal income tax at a rate of 30% on any dividends received in respect of our common stock, or such lower rate provided by an applicable income tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the Non-United States Holder’s tax basis in our common stock (with a corresponding reduction in such Non-United States Holder’s tax basis in our common stock), and thereafter will be treated as gain realized on the sale or other disposition of our common stock (as described under “ — Sale or Other Disposition of Our Common Stock” below). In order to obtain a reduced rate of United States federal withholding tax under an applicable income tax treaty, a Non-United States Holder who is otherwise entitled to benefits under an income tax treaty will be required to provide a properly executed IRS Form W-8BEN (or such other applicable form) certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and certain other requirements may apply to certain Non-United States Holders that are entities rather than individuals. Special rules, described below, apply if dividends are effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder.

If a Non-United States Holder is eligible for a reduced rate of United States withholding tax pursuant to an applicable income tax treaty, such Non-United States Holder generally may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-United States Holders should consult their tax advisors in this regard.

Dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the Non-United States Holder in the United States), are not subject to the United States withholding tax described above, provided that the Non-United States Holder provides a properly executed IRS Form W-8ECI and otherwise complies with applicable certification requirements, but will instead be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons. In addition, in the case of a corporate Non-United States Holder, such effectively connected dividends may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be provided for by an applicable income tax treaty).

Sale or Other Disposition of Our Common Stock

A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of our common stock unless:

(1)	the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-United States Holder in the United States);

(2)	in the case of a Non-United States Holder who is an individual, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

(3)	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the Non-United States Holder held the common stock, and, in the case where our common stock is regularly traded on an established securities market, the Non-United States Holder owns or has owned, or is treated as owning, more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition or the period during which the Non-United States Holder held our common stock.

In general, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” (as defined in Section 897 of the Internal Revenue Code of 1986, as amended) equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are, and do not anticipate becoming, a United States real property holding corporation. However, no assurance can be given that we will not be a United States real property holding corporation or that our common stock will be considered regularly traded on an established securities market when a Non-United States Holder sells shares of our common stock.

Net gain realized by a Non-United States Holder described in clauses (1) and (3) of the preceding paragraph will be subject to tax at generally applicable United States federal income tax rates. Any gains of a corporate Non-United States Holder described in clause (1) of the preceding paragraph may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Gain realized by an individual Non-United States Holder described in clause (2) of the preceding paragraph (which may be offset by U.S. source capital losses) will be subject to a 30% tax, even though the individual may not be considered a resident of the United States. The gross proceeds from transactions that generate gains described in clause (3) of the preceding paragraph may be subject to a 10% withholding tax, which generally may be claimed by the Non-United States Holder as a credit against the Non-United States Holder’s United States federal income tax liability.

United States Federal Estate Taxes

Our common stock that is owned by an individual who is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, on the date of that person’s death will be included in his or her estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-United States Holder the amount of dividends that we paid to a Non-United States Holder and the amount of tax that we withheld on such dividends, regardless of whether withholding was required. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

Backup withholding at the applicable statutory rate will generally not apply to dividends that we pay on our common stock to a Non-United States Holder if the Non-United States Holder provides a properly executed IRS Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-United States Holder) or otherwise establishes an exemption. Payments by a United States office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder’s United States federal income tax liability, if the required information is timely furnished to the IRS.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in our common stock. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if our common stock is acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless our common stock is acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding and disposition of our common stock. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, our common stock may not be purchased, held, disposed of or redeemed by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding and disposition or redemption is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding and disposition or redemption is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of our common stock will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of our common stock that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such common stock on behalf of or with plan assets of any Plan or with any assets of a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition or redemption are eligible for exemptive relief or such purchase, holding and disposition or redemption are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing our common stock on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of our common stock have exclusive responsibility for ensuring that their purchase, holding and disposition or redemption of our common stock do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental, church or non-U.S. plans, as described above.

UNDERWRITING

We intend to offer the 310,000,000 shares through the underwriter, MLPF&S. Subject to the terms and conditions described in a purchase agreement between us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, all of the shares.

An affiliate of Temasek Holdings (Private) Limited, our largest shareholder, has committed to purchase $3.4 billion of common stock in this offering at the public offering price, a portion of which is subject to regulatory approvals. This affiliate of Temasek Holdings has agreed to acquire incremental shares resulting in an ownership interest in us of approximately 9.99% on the anticipated closing date of this offering, and the remaining portion of its purchase commitment is to close if and when certain regulatory approvals are obtained. We cannot assure you that these approvals will be obtained. This affiliate is entitled to receive $2.5 billion in satisfaction of obligations under price reset features that adjusted the original investment purchase price associated with Temasek Holdings’ initial investment in us and eliminated this reset provision for the future. This amount will offset the affiliate’s commitment to acquire $3.4 billion of our common stock in the offering, with the remaining $900 million to come from new funds they provide. In addition, our executive management expects to purchase 750,000 shares of common stock in this offering.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, with respect to the shares to be purchased by the affiliate of Temasek Holdings that are subject to regulatory approvals, the underwriter will not be obligated to purchase these shares until the approvals are received.

Commissions and Discounts

The underwriter proposes initially to offer the shares to the public at the initial public offering price on the cover page of this pricing supplement and to dealers at that price less a concession not in excess of $      per share. The underwriter may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to ML&Co. The information assumes either no exercise or full exercise by the underwriter of its overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to ML&Co.	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by ML&Co.

Overallotment Option

We have granted an option to the underwriter to purchase up to 46,500,000 additional shares at the public offering price less the underwriting discount. The underwriter may exercise this option for 30 days from the date of this pricing supplement solely to cover any overallotments. If the underwriter exercises this option to purchase shares, it will be obligated, subject to conditions contained in the purchase agreement, to purchase such shares.

No Sales of Similar Securities

We and our executive officers have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this pricing supplement without first obtaining the written consent of MLPF&S. Specifically, we and these others have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Exchanges of Mandatory Convertible Preferred Stock

Holders of our existing mandatory convertible preferred stock who have agreed to exchange these securities for common stock will be subject to a lock-up restriction (including a restriction on hedges) that will generally prohibit them from selling or hedging their shares of common stock until January 15, 2009. In most cases, these restrictions are subject to certain exceptions, including:

•

If we conduct a private placement of common stock after the date hereof that contains a lock-up restriction that expires prior to October 15, 2008, then the holders’ lock-up restriction will expire on October 15, 2008.

•

If we conduct a private placement of common stock after the date hereof that contains a lock-up restriction that expires after October 15, 2008 but before January 15, 2009, then the holders’ lock-up restriction will expire on such date.

•	Holders are permitted to sell their shares to the extent necessary to ensure that they do not own more than 4.9% of our common stock for purposes of Section 13 of the Securities Exchange Act of 1934.

•	Holders are permitted, beginning October 1, 2008, to sell or hedge, in the aggregate, 14,540,000 shares of common stock per month.

•	Pledges to lenders for bona fide financing purposes commencing two weeks following the date of this pricing supplement.

Temasek Holdings

An affiliate of Temasek Holdings that has made the $3.4 billion purchase commitment has agreed that the shares it will acquire in this offering will be subject to a 90-day lock-up restriction (including a restriction on hedges). This restriction is subject to certain exceptions, including:

•

It may sell shares of common stock to the extent necessary to ensure that Temasek Holdings does not own more than 9.99% of our outstanding common stock (in the event that required regulatory approvals to close their purchase in this offering are received but subsequently revoked).

•	Subject to certain conditions and limitations, it may sell shares to one or more transferees who agree to be bound by certain provisions of their agreement with us, including the 90-day lockup.

FINRA Matters and Other Matters

MLPF&S, our broker-dealer subsidiary, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)), and will participate in the distribution of the shares of our common stock. Accordingly, the offering will conform to the requirements of NASD Rule 2720. Under Rule 2720, the underwriter is not permitted to sell shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

After the distribution of the common stock, MLPF&S will not be able to make a market in the common stock due to certain regulatory restrictions arising from its affiliation with ML&Co.

Price Stabilization and Short Positions

Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriter and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriter is permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the shares.

In connection with this offering, the underwriter may engage in stabilizing transactions, overallotment transactions and covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•

Overallotment transactions involve sales by the underwriter of shares of our common stock in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares overallotted by the underwriters is not greater than the number of shares they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriter may close out any short position by either exercising the overallotment option and/or purchasing shares in the open market.

•

Covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover the aforementioned underwriter short positions. In determining the source of the shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the overallotment option. If the underwriter sells more shares of our common stock than could be covered by the overallotment option, resulting in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the underwriter’s purchases to cover the short sales may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise.

The underwriter will deliver this pricing supplement and the related general prospectus supplement and prospectus to all purchasers of shares in the short sales. The purchasers of shares in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares covered by this pricing supplement.

The underwriter is not obligated to engage in any of the transactions described above. If the underwriter does engage in any of these transactions, the underwriter may discontinue them at any time.

Selling Restrictions

With respect to any sale of our common stock, the underwriter has represented and agreed that it will not take any action to permit a public offering of the common stock in any jurisdiction outside the United States where action would be required for such purpose. The underwriter has represented and agreed to not offer or sell any common stock in any jurisdiction outside the United States except under circumstances that will result in compliance with all applicable laws thereof.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock which is the subject of the offering contemplated by this Prospectus to the public in that Relevant Member State other than:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall require ML&Co. or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression of an “offer of common stock” to the public in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State and each person who initially acquires common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with ML&Co. and the underwriter that it is a “Qualified Investor” within the meaning of the laws and regulations of the Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

United Kingdom

The underwriter has represented and agreed that:

(i)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Market Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of common stock in circumstances in which Section 21(1) of the FSMA does not apply to the trust; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Switzerland

This pricing supplement does not constitute a Public Offering Prospectus as that term is understood pursuant to Articles 652a or 1156 of the Swiss Code of Obligations. ML&Co. has not applied nor will it apply for a listing of the common stock on the SWX Swiss Exchange or any other exchange or regulated securities market in Switzerland, and consequently, the information presented in this pricing supplement does not necessarily comply with the information standards set out in the applicable Swiss listing rules.

Australia

This pricing supplement does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and will not be lodged with the Australian Securities and Investment Commission. The common stock will be offered to persons who receive offers in Australia only to the extent that such offers of common stock for issue or sale do not need disclosure to investors under Part 6D.2 of the Corporations Act. Any offer of common stock received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. In particular, offers for the issue or sale of common stock will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Corporations Act. Any person to whom common stock is issued or sold pursuant to an exemption provided by Section 708 of the Corporations Act must not within 12 months after the issue or sale of that common stock offered for sale in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

Hong Kong

The underwriter has represented and agreed that it and each of its affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, common stock, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

The contents of this pricing supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore

This pricing supplement or any other offering material relating to the shares of common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly the shares of common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this offering circular or any other offering material relating to the shares of common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

United Arab Emirates

This pricing supplement is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates (the “UAE”). The common stock has not been and will not be registered under Federal Law No. 4 of 2000 concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the common stock and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this pricing supplement is strictly private and confidential and is being distributed to a limited number of investors and employees of ML&Co. and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the common stock may not be offered or sold directly or indirectly to the public in the UAE.

Dubai International Financial Center

This statement relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This statement is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do no understand the contents of this document you should consult an authorized financial adviser.

Argentina

The shares of common stock are not and will not be authorized by the Argentine Comisión Nacional de Valores for public offering in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

Uruguay

This is a private offering. The shares of common stock have not been, and will not be, registered with the Central Bank of Uruguay for public offer in Uruguay.

Cayman Islands

In accordance with section 194 of the Companies Law (as amended) of the Cayman Islands (“Section 194”), no invitation to the public in the Cayman Islands to subscribe for any of the shares of common stock is permitted to be made. The underwriter has represented and agreed that it will not, directly or indirectly, make any invitation to any member of the public in the Cayman Islands, within the meaning of Section 194, to subscribe for the shares of common stock.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from ML&Co.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of ML&Co.’s and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information as of March 28, 2008 and for the three-month periods ended March 28, 2008 and March 30, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in ML&Co.’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 and incorporated by reference herein (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

VALIDITY OF THE SHARES

The validity of the shares of common stock will be passed upon for ML&Co. by Sidley Austin LLP, New York, New York.

ANNEX A

Release date: July 28, 2008
For information contact:
Media Relations:	Investor Relations:
Jessica Oppenheim	Sara Furber
(212) 449-2107	(866) 607-1234
jessica_oppenheim@ml.com	investor_relations@ml.com

MERRILL LYNCH ANNOUNCES SUBSTANTIAL SALE OF U.S. ABS

CDOS, EXPOSURE REDUCTION OF $11.1 BILLION

MERRILL LYNCH ANNOUNCES INITIATIVES TO FURTHER

ENHANCE CAPITAL POSITION

NEW YORK, July 28 – Merrill Lynch (NYSE: MER) today announced a series of actions to significantly reduce the company’s risk exposures and further strengthen its capital position. These actions include:

•	Announced substantial sale of U.S. super senior ABS CDO(1) securities, resulting in an exposure reduction of $11.1 billion from June 27, 2008

•	Agreement to terminate ABS CDO hedges with monoline guarantor XL Capital Assurance Inc. (“XL”) and settlement negotiations with other monoline counterparties

•

Plans to issue new common shares with gross proceeds of approximately $8.5 billion through a public offering launched today (excluding a fifteen percent, or approximately $1.3 billion, option granted to the underwriter to purchase additional shares of common stock to cover over-allotments)

•	Agreement that Temasek Holdings will purchase $3.4 billion of common stock in the public offering, a portion of which is subject to receipt of regulatory approvals

•	Exchange of all of the outstanding mandatory convertible preferred securities for common stock or new preferred securities, which eliminates the reset features in the original securities

•	Purchase of approximately 750 thousand shares of common stock in the public offering by executive management

(1)	ABS CDOs are defined as collateralized debt obligations comprised of asset-backed securities.

“The sale of the substantial majority of our CDO positions represents a significant milestone in our risk reduction efforts,” said John A. Thain, Chairman and CEO of Merrill Lynch. “Our consistent focus has been to opportunistically reduce risk, and in order to take advantage of this sizeable sale on an accelerated basis, we have decided to further enhance our capital position by issuing common stock. The actions we announced both today and on July 17 will materially enhance the company’s capital position and financial flexibility going forward.”

As a result of the transactions announced today, the company expects to record a pre-tax write-down in the third quarter of 2008 of approximately $5.7 billion. This write-down is comprised of a $4.4 billion loss associated with the sale of CDOs, a $0.5 billion net loss on the termination of hedges with XL Capital Assurance and an approximately $0.8 billion maximum loss related to the potential settlement of other CDO hedges with certain monoline counterparties. In the third quarter, Merrill Lynch also expects to record an expense of $2.5 billion related to its reset payment to Temasek and $2.4 billion of additional dividends as a result of the exchange of certain existing mandatory convertible preferred stock for common stock as described under “Common Stock Offerings and Early Conversion of Mandatory Convertible Preferred.”

Pro forma for the transactions announced today, the sale of our interest in Bloomberg L.P. and the expected FDS transaction, Merrill Lynch’s Tier 1 capital ratio, total capital ratio and adjusted “if-converted” book value per share as of June 27, 2008 would have been 10.5%, 16.6% and $22.21. These figures do not include the impact of any exercise of the approximately $1.3 billion over-allotment option. Please see Attachment II for further details.

CDO Sale:

On July 28, 2008, Merrill Lynch agreed to sell $30.6 billion gross notional amount of U.S. super senior ABS CDOs to an affiliate of Lone Star Funds for a purchase price of $6.7 billion. At the end of the second quarter of 2008, these CDOs were carried at $11.1 billion, and in connection with this sale Merrill Lynch will record a write-down of $4.4 billion pre-tax in the third quarter of 2008.

On a pro forma basis, this sale will reduce Merrill Lynch’s aggregate U.S. super senior ABS CDO long exposures from $19.9 billion at June 27, 2008, to $8.8 billion, the majority of which comprises older vintage collateral – 2005 and earlier. The pro forma $8.8 billion super senior long exposure is hedged with an aggregate of $7.2 billion of short exposure, of which $6.0 billion are with highly-rated non-monoline counterparties, of which virtually all have strong collateral servicing agreements, and $1.1 billion are with MBIA. The remaining net exposure will be $1.6 billion. The sale will reduce Merrill Lynch’s risk-weighted assets by approximately $29 billion.

Merrill Lynch will provide financing to the purchaser for approximately 75% of the purchase price. The recourse on this loan will be limited to the assets of the purchaser. The purchaser will not own any assets other than those sold pursuant to this transaction. The transaction is expected to close within 60 days.

Termination of Monoline Hedges:

In addition to the CDO sale referenced above, Merrill Lynch also agreed to terminate all of its CDO-related hedges with XL and is in the process of negotiating settlements on certain contracts with other monoline counterparties. These short positions were the hedges on long CDO positions that are part of the announced sale.

Merrill Lynch executed an agreement to terminate all of its CDO-related hedges with XL. The transaction is expected to close in early August 2008. When the transaction closes, all of Merrill Lynch’s CDO-related hedges with XL will be terminated in exchange for an upfront cash payment to Merrill Lynch of $500 million. These hedges had a carrying value of approximately $1.0 billion at June 27, 2008. As a result of this transaction, Merrill Lynch will record a pre-tax loss of $528 million during the third quarter of 2008.

Merrill Lynch is also in the process of negotiating settlements on certain contracts relating to CDO hedges with MBIA and other lower-rated monolines. If Merrill Lynch were to receive no payments in connection with the settlement of these hedges, the maximum loss Merrill Lynch expects to record would be their current carrying value, $0.8 billion.

The hedges described above had a net notional value of $8.4 billion. To reflect the XL termination and the other potential settlements with other monolines, Merrill Lynch will reduce its U.S. super senior ABS CDO short exposures, or hedges, from $15.6 billion at June 27, 2008, to $7.2 billion on a pro forma basis (see Attachment I for further details).

Common Stock Offering and Early Conversion of Mandatory Convertible Preferred:

Merrill Lynch plans to raise $8.5 billion through the public offering of common stock announced today (excluding a fifteen percent, or approximately $1.3 billion option granted to the underwriter to purchase additional shares of common stock to cover over-allotments). Temasek Holdings, Merrill Lynch’s largest shareholder, has committed to purchase $3.4 billion of common stock in the offering, a portion of which is subject to regulatory approvals that are expected to be obtained after the closing of the offering. In addition, Merrill Lynch’s executive management team intends to purchase approximately 750 thousand shares of common stock in the offering.

In satisfaction of Merrill Lynch’s obligations under the reset provisions contained in the investment agreement with Temasek Holdings, Merrill Lynch has agreed to pay Temasek $2.5 billion, 100% of which will be invested in the offering at the public offering price without any future reset protection.

In addition, $5.4 billion of the $6.6 billion of outstanding mandatory convertible preferred holders have agreed to exchange their outstanding preferred stock for approximately 195 million shares of common stock, plus accrued dividends payable in cash or stock at the option of the holder. A holder of $1.2 billion of outstanding mandatory convertible preferred has agreed to exchange their securities for new mandatory convertible preferred securities with a reference price of $33.00. The reset feature for all securities exchanged has been eliminated.

The proceeds from the offering, which will be used for general corporate purposes, will significantly enhance the firm’s equity capital position. The offering is being conducted as a public offering registered under the Securities Act of 1933, and will be subject to customary closing conditions. Merrill Lynch, Pierce, Fenner & Smith Incorporated is serving as sole book-running manager and underwriter of the offering.

*        *        *        *

Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies with offices in 40 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management firms with $1.4 trillion in assets under management at June 30, 2008. For more information on Merrill Lynch, please visit www.ml.com.

*        *        *        *

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company or the underwriter participating in this offering, will arrange to send you the prospectus if you so request by calling toll-free 1-866-500-5408.

*        *        *        *

Merrill Lynch may make forward-looking statements, including, for example, statements about management expectations and intentions, announced but not completed transactions (including transactions discussed in this release), strategic objectives, growth opportunities, business prospects, investment banking pipelines, anticipated financial results, the impact of off balance sheet arrangements, significant contractual obligations, anticipated results of litigation and regulatory investigations and proceedings, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, financial market volatility; actions and initiatives taken by current and potential competitors; general economic conditions; the effect of current, pending and future legislation, regulation, and regulatory actions; and the other additional factors described in the Risk Factors section of Merrill Lynch’s Annual Report on Form 10-K for the fiscal year ended December 28, 2007 and also disclosed from time to time in its subsequent reports on Form 10-Q and 8-K, which are available on the Merrill Lynch Investor Relations website at www.ir.ml.com and at the SEC’s website, www.sec.gov.

Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Merrill Lynch may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Merrill Lynch may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information will be valuable to investors in gauging the quality of Merrill Lynch’s financial performance and identifying trends.

*        *        *

Merrill Lynch & Co., Inc.			Attachment I
(Unaudited)		(dollars in billions)

U.S. Super Senior ABS CDO Exposure	Long	Short	Net
As Reported In Earnings Release dated July 17, 2008	$19.9	($15.6)	$4.3
Sale of CDOs:
Sale Price of CDOs	(6.7)	—	(6.7)
Loss on Sold CDOs	(4.4)	—	(4.4)

Total Reduction in Exposure from Sale	(11.1)	—	(11.1)

Impact of Termination and Potential Terminations:
Termination of XL Hedges	—	1.2	1.2
Potential Terminations of Other Monoline Hedges on Long Position Sold	—	7.2	7.2

Total Increase in Exposure from Terminations and Potential Settlements	—	8.4	8.4

Pro Forma	$8.8	($7.2)	$1.6

Credit Default Swaps with Financial Guarantors on U.S. Super Senior ABS CDOs	Notional of CDS	Net Exposure	Mark-to- Market Prior to Credit Valuation Adjustments	Life-to-Date Credit Valuation Adjustments	Carrying Value
As Reported In Earnings Release dated July 17, 2008	($18.7)	($9.6)	$9.1	($6.2)	$2.9

Impact of Termination and Potential Terminations:
Termination of XL Hedges	3.7	1.2	(2.5)	1.5	(1.0)	(1)
Potential Terminations of Other Monoline Hedges on Long Position Sold	12.1	7.2	(4.9)	4.1	(0.8)

Pro Forma	($2.9)	($1.2)	$1.7	($0.6)	$1.1

Impact to Pre-Tax Earnings
Net Loss on Sold CDOs					($4.4)
Impact of Termination and Potential Terminations:
Net Loss on Termination of XL Hedges (“BBB” Rating Band)					(0.5)	(1)
Max Loss on Potential Terminations of Other Monoline Hedges on Long Position Sold					(0.8)

3Q08 Impact of CDO Sale and Monoline Hedges					($5.7)

(1)	Merrill Lynch has executed an agreement to terminate all of its CDO-related hedges with XL, which at June 27, 2008 had a carrying value of approximately $1 billion in exchange for an upfront cash payment of $500 million. This will result in a net loss of approximately $528 million.

Merrill Lynch & Co., Inc.			Attachment II
(Unaudited)	(dollars in billions except per share amounts, shares in millions)

Pro Forma Stockholders’ Equity
	2Q08 Estimate	Pro Forma Adjustments (1)	2Q08 Pro Forma (1)
Stockholders’ Equity
Common Stockholders’ Equity	$21.1	$11.7	$32.8
Preferred Stockholders’ Equity	13.7	(5.4)	8.3

Total Stockholders’ Equity	$34.8	$6.3	$41.1

Common Shares Outstanding (millions)	985	508	1,493
Book Value per Common Share	$21.43		$21.95

“If-Converted” Stockholders’ Equity
Common Stockholders’ Equity	$21.1	$11.7	$32.8
Convertible Preferred Stock	6.6	(5.4)	1.2

“If-Converted” Stockholders’ Equity	$27.7	$6.3	$34.0

“If Converted” Common Shares Outstanding (millions)	1,111	418	1,529
“If-Converted” Book Value per Common Share	$24.94		$22.21

Tier 1 Capital Ratio (Tier 1 / Risk Weighted Assets)	7.5%		10.5%
Total Capital Ratio (Total Allowable Capital / Risk Weighted Assets	12.1%		16.6%

(1)	Pro forma adjustments include the following transactions and assumptions (including estimates for transaction-related adjustments):
(a)	Gain on completed sale of Bloomberg for $4.425 billion in proceeds.
(b)	Estimated gain on closing planned sale of a majority of FDS amounting to substantially all of the enterprise value of approximately $3.5 billion, marking remaining stake to sale price. This sale is currently subject to a non-binding letter of intent and there can be no assurance that a definitive agreement will be completed with the current purchasers, or if a sale is consummated, that it will be on the financial terms reflected in our pro forma calculations and disclosures.
(c)	Pre-tax write-downs of $4.4 billion associated with the CDO sale and an additional $1.3 billion related to termination and settlement negotiations with monoline guarantors.
(d)	Conversion of $5.4 billion of Merrill Lynch’s 9% Non-Voting Mandatory Convertible Preferred Stock into 198.0 million shares of common stock.
(e)	The offering of 310,000,000 shares of common stock at a price of $27.52 per share (the closing price as of July 25, 2008) for total proceeds of $8.5 billion, less $2.5 billion paid to Temasek in satisfaction of obligations under the reset provision, and including 13.5 million incremental ‘if-converted’ common shares to reflect the exchange for a new mandatory convertible preferred stock issuance.

310,000,000 Shares

Merrill Lynch & Co., Inc.

Common Stock

PRICING SUPPLEMENT

Merrill Lynch & Co.

July     , 2008